UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVOLV TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30049H102
(CUSIP Number)

Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049H102

1.	Names of reporting persons Lux Venture Partners III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	7,371,640*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	7,371,640*

11.	Aggregate amount beneficially owned by each reporting person	7,371,640*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	5.1%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures III, L.P. (“LVIII”) and Lux Ventures III Special Founders Fund, L.P. (“LVSFF”) directly own an aggregate of 7,371,640 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Evolv Technologies Holdings, Inc. (the “Issuer”), representing approximately 5.1% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. Lux Venture Partners III, LLC (“LVPIII”) is the general partner of both LVIII and LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by each of LVIII and LVSFF. Peter Hebert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the aggregate 7,371,640 shares of Common Stock owned directly by LVIII and LVSFF, or 5.1% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a)☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0*
shares beneficially	8. Shared voting power	7,367,195*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	7,367,195*

11.	Aggregate amount beneficially owned by each reporting person	7,367,195*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	5.1%*
14.	Type of reporting person (see instructions)	PN

*LVIII directly owns 7,367,195 shares of Common Stock, representing approximately 5.1% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. LVPIII is the general partner of LVIII and exercises voting and dispositive power over the shares of Common Stock owned by LVIII. Peter Hebert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 7,367,195 shares of the Common Stock owned directly by LVIII, or 5.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures III Special Founders Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	4,445*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	4,445*

11.	Aggregate amount beneficially owned by each reporting person	4,445*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0.0%*
14.	Type of reporting person (see instructions)	PN

*LVSFF directly owns 4,445 shares of Common Stock, representing less than 0.1% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. LVPIII is the general partner of LVSFF and exercises voting and dispositive power over the shares of Common Stock owned by LVSFF. Peter Hebert and Joshua Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 4,445 shares of the Common Stock owned directly by LVSFF, or less than 0.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVSFF is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVSFF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Venture Partners Cayman III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	270,927*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	270,927*

11.	Aggregate amount beneficially owned by each reporting person	270,927*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0.2%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures Cayman III, L.P. (“LVCIII”) directly owns 270,297 shares of the Issuer’s Common Stock, representing approximately 0.2% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. Lux Venture Partners Cayman III, LLC (“LVPCIII”) is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. Peter Hebert and Joshua Wolfe are the individual managing members of LVCPIII and may be deemed to beneficially own the 270,927 shares of Common Stock owned directly by LVCIII, or 0.2% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVPCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures Cayman III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	270,927*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	270,927*

11.	Aggregate amount beneficially owned by each reporting person	270,927*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0.2%*
14.	Type of reporting person (see instructions)	PN

*LVCIII directly owns 270,927 shares of Common Stock, representing approximately 0.2% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. LVPCIII is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. Peter Hebert and Joshua Wolfe are the individual managing members of LVPCIII and may be deemed to beneficially own the 270,927 shares of the Common Stock owned directly by LVCIII, or 0.2% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,973,158*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,973,158*

11.	Aggregate amount beneficially owned by each reporting person	1,973,158*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.4%*
14.	Type of reporting person (see instructions)	HC

*Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 1,973,158 shares of the Issuer’s Common Stock, representing approximately 1.4% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hebert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 1,973,158 shares of Common Stock owned directly by LCIO, or 1.4% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0*
shares beneficially	8. Shared voting power	1,973,158*
owned by
each reporting	9. Sole dispositive power	0*
person with	10. Shared dispositive power	1,973,158*

11.	Aggregate amount beneficially owned by each reporting person	1,973,158*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.4%*
14.	Type of reporting person (see instructions)	PN

*LCIO directly owns 1,973,158 shares of Common Stock, representing approximately 1.4% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hebert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 1,973,158 shares of the Common Stock owned directly by LCIO, or 1.4% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	9,615,725*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	9,615,752*

11.	Aggregate amount beneficially owned by each reporting person	9,615,725*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	6.7%*
14.	Type of reporting person (see instructions)	IN

*Peter Hebert may be deemed to beneficially own, in the aggregate, 9,615,725 shares of Common Stock, representing approximately 6.7% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert are held by LVIII, LVSFF, LVCIII and LCIO (collectively, the “LV Funds”). Mr. Hebert serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 9,615,725 shares of Common Stock held by the LV Funds as of the Report Date.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	9,615,725*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	9,615,725*

11.	Aggregate amount beneficially owned by each reporting person	9,615,725*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	6.7%*
14.	Type of reporting person (see instructions)	IN

* Joshua Wolfe may be deemed to beneficially own, in the aggregate, 9,615,725 shares of Common Stock, representing approximately 6.7% of the 144,156,686 shares of Common Stock outstanding as of August 17, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 18, 2022. The number of shares of Common Stock reported as beneficially owned are held by the LV Funds. Mr. Wolfe serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 9,615,725 shares of Common Stock held by the LV Funds as of the Report Date.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to add the following disclosure:

On August 25, 2022, LVIII, LVCIII and LVSFF effected pro rata distributions of an aggregate of 3,275,387 shares of Common Stock to their partners. No additional consideration was paid by or to any person or entity in connection with such pro rata distributions.

As a result of such pro rata distributions, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIII may be deemed to beneficially own 7,371,640 shares of Common Stock, representing approximately 5.1% of the issued and outstanding shares of Common Stock deemed outstanding as of the date hereof, LVPCIII may be deemed to beneficially own 270,927 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock deemed outstanding as of the date hereof, LCIO may be deemed to beneficially own 1,973,158 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock deemed outstanding as of the date hereof, and Messrs. Hebert and Wolfe, as the managing members of the LV Funds, may be deemed to beneficially own, in the aggregate, 9,615,725 shares of Common Stock held by the LV Funds, representing approximately 6.7% of the Issuer’s issued and outstanding shares of Common Stock as of the Report Date.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2022

LUX VENTURES III, L.P.

By:	LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURES III SPECIAL FOUNDERS FUND, L.P.

By:	LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE CAYMAN III, L.P.

By:	LUX VENTURE PARTNERS CAYMAN III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE PARTNERS CAYMAN III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

/s/ Peter Hebert
Peter Hebert

/s/ Joshua Wolfe
Joshua Wolfe